STRATASYS LTD.
(the “Company”)

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(“Annual Meeting”)

Time and Date of Meeting	11:30 a.m., U.S. Eastern Daylight Time, on Thursday, May 5, 2016

Place of Meeting	The Charles Hotel
1 Bennett Street
Cambridge, MA 02138
3rd Floor, Compton Room

Items of Business	(1) Re-election of each of Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. David Reis, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney and Ms. Ziva Patir, to serve as a director of the Company until the 2017 annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2) Re-election of Mr. Victor Leventhal and election of Mr. Haim Shani, in each case to serve as an external director of the Company for a three-year term, until May 5, 2019, pursuant to the Companies Law, 5759-1999 of the State of Israel (the “Companies Law”).

(3) Approval of annual compensation packages for the independent directors (including external directors) of the Company in respect of their directorship services.

(4) Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and authorization of the Company’s Board of Directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2015 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Our Board recommends a vote FOR each of the above proposals.

Record Date

You are entitled to vote if you were a shareholder of the Company as of the close of business on Tuesday, April 5, 2016.

The proposals and details with respect to the Annual Meeting are described more fully in the enclosed proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com. The full text of the proposed resolutions, together  with the form of proxy for the Annual Meeting, may also be viewed beginning on April 10, 2016, at the registered office of our Company, 2 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972.74.745.4300.

Voting

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions). In addition, the election of each of the two nominees as external directors under Proposal 2 is also subject to satisfaction of either of the two following additional voting requirements:

●the majority voted in favor of the election of the nominee must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest (referred to as a “personal interest” under the Companies Law) (other than a conflict of interest that does not derive from ties with a controlling shareholder) in the election of the nominee that are voted at the meeting, excluding abstentions; or

●the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election of the nominee must not exceed 2% of the aggregate voting power in our Company.

The vote of all the Company’s shareholders is important regardless of whether or not a shareholder attends the Annual Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. You may vote shares that you own directly in person by attending the Annual Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct them on how you want your shares voted. Specific instructions as to how to vote are set forth on the enclosed proxy card provided by your bank, broker, or nominee.

By Order of the Board

Elchanan Jaglom
Chairman of the Board

Rehovot, Israel
April 8, 2016

This Notice of 2016 Annual General Meeting of Shareholders was
first published by the Company on March 31, 2016.

STRATASYS LTD.

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

PROXY STATEMENT FOR 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on May 5, 2016

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed form of proxy because the board of directors (the “Board of Directors” or “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at our 2016 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at 11:30 a.m., U.S. Eastern Daylight Time, at The Charles Hotel, 1 Bennett St, Cambridge, MA 02138, 3rd Floor, Compton Room.

What items of business will be voted on at the Annual Meeting?

(1)	Re-election of each of Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. David Reis, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney and Ms. Ziva Patir, in each case to serve as a director of the Company until the 2017 annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)	Re-election of Mr. Victor Leventhal and election of Mr. Haim Shani, in each case to serve as an external director of the Company for a three-year term, until May 5, 2019, pursuant to the Companies Law, 5759-1999 of the State of Israel (the “Companies Law”).

(3)	Approval of annual compensation packages for the independent directors (including external directors) of the Company in respect of their directorship services.

(4)	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2015 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

What is the quorum required in order to conduct business at the Annual Meeting?

Under our Amended and Restated Articles of Association, as may be amended from time to time (our “Amended Articles”), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights in our Company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the meeting, a quorum is not present, the Annual Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place or to a later time and date if so specified in the notice of the meeting. If such day falls on a statutory holiday (either in Israel or in the U.S.), the meeting will be adjourned to the first business day afterwards that is not a statutory holiday. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, the election of each of the two nominees to serve as external directors under Proposal 2 is subject to satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the election of that nominee must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) (other than a conflict of interest that does not derive from ties with a controlling shareholder) in the election of that nominee that are voted at the meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election of that nominee must not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others, one-half or more of any one of the “means of control” of the company. “Means of control” is defined as either (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors or the chief executive officer of the company.

A “personal interest” of a shareholder under the Companies Law (i) includes an interest of any members of the shareholder’s (or the shareholder’s spouse’s) immediate family (or spouses of such family members) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. For purposes of the vote on Proposal 2, a “personal interest” also excludes any personal interest that does not derive from ties with a controlling shareholder. In determining whether a vote cast by proxy is disinterested, a “personal interest” of a proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Under Proposal 2, a controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the election of the external director nominees. However, the vote of a controlling or conflicted shareholder will not then be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 2, a shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the election of each nominee, and failure to do so disqualifies the shareholder from participating in the vote on that nominee. In order to confirm that you lack a conflict of interest in the election of each nominee, and to therefore be counted towards the special majority required for the election of that nominee as an external director, you must check the box for that nominee under Proposal/Item 2C on the accompanying proxy card when you record your vote on Proposal 2. There are two boxes under Proposal/Item 2C, one for each of Proposal 2a (reelection of Victor Leventhal) and Proposal 2b (election of Haim Shani). You must check both boxes to confirm that you are not conflicted in the election of either nominee and to be counted towards the special majority required for the election of each such nominee.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against election of the nominee(s) (as appropriate), you should not check the relevant box(es) under Proposal/Item 2C on the enclosed proxy card and you should not vote on the election of the relevant nominee(s) under Proposal 2 via the proxy card. Instead, you should contact our Vice President of Investor Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the relevant nominee(s). In that case, your vote will be counted towards the ordinary majority required for the election of the nominee(s), but will not be counted towards the special majority required for election of that nominee. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Vice President of Investor Relations on your behalf.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. For Proposal 2, if you do not mark any boxes (including the boxes confirming that you lack a conflict of interest) on the proxy card, your shares will not be voted on that proposal. The proxy holders will vote in their discretion on any other matters that properly come before the Annual Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted.

If you hold shares beneficially in “street name”, the result will be different. If you do not return the proxy card, your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposals to ratify the selection of an independent registered public accounting firm and certain other routine matters, if you do not give them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on the proposals to elect or re-elect, as applicable, the individuals to serve as directors and/or external directors of our Company, or to approve annual compensation packages to the independent (including external) directors.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s).

What shares can I vote?

Our only class of stock outstanding is our ordinary shares, nominal value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”). Each ordinary share outstanding as of the close of business on the record date, April 5, 2016, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. On the record date, there were 52,106,858 ordinary shares outstanding and 112 shareholders of record. The closing price of the ordinary shares on that date, as quoted on the NASDAQ Global Select Market, was US$27.15.

How can I vote my shares in person at the Annual Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Annual Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee on the enclosed proxy card. For directions on how to vote, please refer to the instructions below and those on the proxy card provided to you.

You may cast your vote by proxy as follows:

Shareholders of record and beneficial owners may each vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. In the case of beneficial owners, the proxy card serves as a means of instructing brokers, trustees or nominees how to vote.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, we have filed a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) with the Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit. You can view the Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive any such revocation of proxy by 5:00 p.m., U.S. Eastern Time, on May 4, 2016, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Mr. Ilan Levin, Mr. Erez Simha and Mr. David Chertok, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On March 21, 2016, we filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (our “2015 Annual Report”) with the SEC. Our 2015 Annual Report includes our audited 2015 financial statements, certain pro forma and pro forma non-GAAP financial information for 2015 as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2015 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2015 Annual Report to obtain additional information regarding our Company.

U.S. dollar translations of NIS amounts presented in this Proxy Statement are translated using the rate of NIS 3.788 to US$1.00, the exchange rate reported by the Bank of Israel on March 30, 2016 (the business day immediately preceding the date of the notice of the Annual Meeting).

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 5, 2016

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting by contacting our Vice President of Investor
Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of April 5, 2016, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders and may not necessarily be accurate as of April 5, 2016. Ordinary shares that a person has a right to acquire within 60 days after the record date are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. We based our calculations of the percentage owned on 52,106,858 ordinary shares outstanding on April 5, 2016.

			Percentage of
			outstanding
Name of Shareholder	Shares beneficially owned		Shares
Roy J. Zuckerberg	3,234,227	(1)	6.2%
Elchanan Jaglom	3,220,625	(2)	6.2%
Samson Capital LLC	2,699,787	(3)	5.2%
PRIMECAP Management Company	3,285,000	(4)	6.3%
T. Rowe Price Associates, Inc.	2,762,172	(5)	5.3%
____________________

(1)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed jointly by Samson Capital, LLC and Roy J. Zuckerberg on February 11, 2016. Consists of 13,602 ordinary shares held by Zuckerberg Investment Partners, LP, 2,699,787 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership and 520,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 39.4% ownership of the membership interests of Hancock LLC. Mr. Zuckerberg is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 1,720,649 of those ordinary shares, without having to consult with any other person.The Roy J. Zuckerberg Family Trust is party to an agreement pursuant to which it has the right to independently make decisions as to the voting and disposition of 202,286 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Zuckerberg disclaims beneficial ownership of all of the ordinary shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.’

(2)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by Elchanan Jaglom on February 11, 2016. Consists of (i) 2,699,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership and (ii) the 520,838 ordinary shares held by Hancock LLC, a California limited liability company of which 61.2% of the membership interests are held by a company (which we refer to as the Hancock Member) of which Mr. Jaglom is a director. Mr. Jaglom is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 979,138 of those ordinary shares, without having to consult with any other person. The Hancock Member is party to an agreement pursuant to which it has the right to independently make decisions as to voting and disposition of 318,552 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(3)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed jointly by Samson Capital, LLC and Roy J. Zuckerberg on February 11, 2016. Samson Capital, LLC is a limited liability company organized under the laws of the State of Delaware. The outstanding membership interests of Samson Capital, LLC are held by Roy J. Zuckerberg (74.1% interest), Michael Jaglom (18.5% interest) and an entity holding membership interests for the benefit of Elchanan Jaglom and members of his family. Michael Jaglom and Elchanan Jaglom are cousins. Roy J. Zuckerberg and Elchanan Jaglom are the managing members of Samson Capital, LLC and, by virtue of such roles, may be deemed to possess shared power to direct the voting and disposition of, and thus shared beneficial ownership with respect to, the ordinary shares held by Samson Capital, LLC. Each of Roy J. Zuckerberg and Elchanan Jaglom disclaims beneficial ownership of the ordinary shares held by Samson Capital, LLC except to the extent of his pecuniary interest therein. Please see Notes (1) and (2) above regarding arrangements concerning decisions as to voting and disposition of the ordinary shares held by this shareholder.

(4)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on February 12, 2016.

(5)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by T. Rowe Price Associates, Inc., or Price Associates, on February 9, 2016. Price Associates is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the ordinary shares held by Price Associates. Not more than 5% of the class of ordinary shares is owned by any one client subject to the investment advice of Price Associates.

PROPOSAL 1:
RE-ELECTION OF DIRECTORS

Article 75.1 of our Amended Articles provides that the number of directors of our Company (including, as required under the Companies Law, two external directors) shall be between seven (7) and eleven (11), as determined from time to time by our Board. On March 30, 2016, our Board unanimously set the number of directors constituting the Board at nine (9) (including, as required under the Companies Law, two external directors). Our Board then nominated Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. David Reis, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney and Ms. Ziva Patir, each of whom is an existing director, for reelection as a director until our 2017 Annual General Meeting of Shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

Each of the director nominees, other than Ms. Patir and Mr. Reis, has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012, until the present time. Ms. Patir has served as a director of our Company since June 21, 2013, and Mr. Reis has served as a director of our Company since June 30, 2013.

The following table sets forth information regarding the individuals (including the external director nominees under Proposal 2 below), nominated by the Board on March 30, 2016, as of the date of this proxy statement:

Name	Age	Position
Elchanan Jaglom	74	Chairman of the Board of Directors
S. Scott Crump	62	Chairman of the Executive Committee and Director and Chief Innovation Officer
David Reis	55	Chief Executive Officer and Director
Edward J. Fierko	74	Director
Victor Leventhal	71	External Director
Ilan Levin	50	Director
John J. McEleney	53	Director
Ziva Patir	66	Director
Haim Shani	59	Director/External Director Nominee

Board Independence

Each of Messrs. Fierko, McEleney and Leventhal, and Ms. Patir is, and Mr. Shani, if elected, will qualify as, an independent director as defined under the Listing Rules of the NASDAQ Stock Market.

Biographical Information concerning the Nominees (including nominees under Proposal 2 below) for Election at the Annual Meeting

Elchanan Jaglom has served as Chairman of the Board of Directors since February 2015. Until February 2015, Mr. Jaglom served as the Chairman of the Executive Committee of our company. Prior to the Stratasys-Objet merger, he served as Chairman of Object’s board of Directors from 2001 until the Stratasys-Objet merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board of Directors since February 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump previously served as Chairman of the Board of Directors from the Stratasys-Objet merger until February 2015, as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

David Reis has served as our (and, prior to the Stratasys-Objet merger, as Objet’s) Chief Executive Officer since March 2009 and as a director since June 2013. He also served as a director of Objet from 2003 until the closing of the Stratasys-Objet merger. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion/Israel Institute of Technology and an M.B.A. from the University of Denver.

Edward J. Fierko, who has served as a director of our company since the Stratasys-Objet merger, also served in that capacity for Stratasys, Inc. from February 2002 until the merger. Since May 2003, Mr. Fierko has been President of EJF Associates, a consulting firm. From March 2003 to May 2003, Mr. Fierko was Vice President of GE Osmonics, Inc., a manufacturer of reverse osmosis water filtration devices. From November 1999 through February 2003, he served as President and Chief Operating Officer of Osmonics, and from November 1998 to September 1999 he served as Executive Vice President of Osmonics. From September 1987 to August 1998, Mr. Fierko was President and CEO of Ecowater International, a holding company with operating companies in the water, waste and special process treatment industry. Prior to that, Mr. Fierko held several management positions over a 23-year career at General Electric Company (NYSE: GE). He holds a B.S. in Accounting from La Salle University.

Ilan Levin has served as a director of our company since 2000. Mr. Levin was appointed as President and Vice Chairman of the Objet board in February 2011, in which position he remained until the Stratasys-Objet merger. He has been involved in venture capital and private equity investment activity since 1997, acting as a member of the board of directors and as an advisor for a wide variety of technology-related companies. He currently serves as a director for Vision Sigma Ltd. (TLV: VISN:IT) and as a member of the board of TOM: Tikun Olam Makers, a non-profit organization aimed at addressing unmet physical challenges facing people with disabilities through collaborative make-a-thons. From 2003 through 2009, he served as Chief Executive Officer of CellGuide Ltd. He holds a B.A.Sc. from the University of Toronto and an LL.B. from Tel Aviv University.

John J. McEleney, who has served as a director of our company since the Stratasys-Objet merger, served as a director of Stratasys, Inc. from 2007 until the Stratasys-Objet merger. He is the Chief Executive Officer of Onshape Inc. a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Ziva Patir has served as a director of our Company since June 2013, when she was elected as an unclassified director pursuant to an amendment to our amended articles that was adopted in June 2013. Since February 2014, Ms. Patir serves on the board of directors of ELTA Systems Ltd., an Israeli provider of defense products and services. She also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 1985 to 1996, Ms. Patir served as the Director of the Quality and Certification Division of SII and held various managerial positions in the Industry and Standardization Divisions from 1976 to 1985. From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

Victor Leventhal serves as an external director of our company. His appointment to that position was effective upon the closing of the Stratasys-Objet merger, on December 1, 2012, and was ratified by our shareholders in February 2013. Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

Haim Shani has been nominated by our Board for election as an external director of our Company at the Annual Meeting. Mr. Shani serves as Co-Founder and General Partner of Israel Growth Partners, a technology-focused growth equity fund in Israel. In 2012, Mr. Shani retired from the Israeli Ministry of Finance, where he served as Director-General (from 2009 to 2011) and the Head of the Competitiveness Committee. Prior to that, he served as CEO of NICE Systems (NASDAQ:NICE), where he led the company’s significant growth in revenues and market capitalization. Mr. Shani came to NICE from Applied Materials (Israel) Ltd., where he served as VP of its Israeli business for a period of three years. From 1992 to 1998, Mr. Shani held various management positions at Orbotech Ltd., including Corporate Vice President of Marketing and Business Development, President of Orbotech’s Asia Pacific subsidiary and President of Orbotech Europe. Prior to that, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani currently serves as Chairman of the UK Israel Tech Hub, a board member at Strauss Water, R2Net, GreenRoad, and ColorChip and a member of the Advisory Committee, Supervisor of Banks, Bank of Israel. Mr. Shani holds a Bachelor’s degree in Industrial and Management Engineering from the Technion - Israel Institute of Technology, and an MBA from INSEAD, France.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6B of our 2015 Annual Report on Form 20-F, which was filed with the SEC on March 21, 2016 (our “2015 Annual Report”), contains information regarding compensation paid to our directors and certain office holders in 2015, and Item 6C of our 2015 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those Items of our 2015 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Annual Meeting:

a.	RESOLVED, that the re-election of Mr. Elchanan Jaglom as a director of Stratasys Ltd., effective from the date hereof, until the 2017 annual general meeting of shareholders, and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

b.	RESOLVED FURTHER, that the re-election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until the 2017 annual general meeting of shareholders, and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

c.	RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until the 2017 annual general meeting of shareholders, and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

d.	RESOLVED FURTHER, that the re-election of Mr. Edward J. Fierko as a director of Stratasys Ltd., effective from the date hereof, until the 2017 annual general meeting of shareholders, and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

e.	RESOLVED FURTHER, that the re-election of Mr. Ilan Levin as a director of Stratasys Ltd., effective from the date hereof, until the 2017 annual general meeting of shareholders, and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.	RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until the 2017 annual general meeting of shareholders, and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

g.	RESOLVED FURTHER, that the re-election of Ms. Ziva Patir as a director of Stratasys Ltd., effective from the date hereof, until the 2017 annual general meeting of shareholders, and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the election of each nominee to serve as a director.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions electing Messrs. Jaglom, Crump, Reis, Fierko, Levin, and McEleney, and Ms. Patir, as directors of Stratasys Ltd.

PROPOSAL 2:
RE-ELECTION/ELECTION OF EXTERNAL DIRECTORS

Background

On March 30, 2016, in addition to nominating for re-election the directors described in Proposal 1, our Board unanimously nominated for re-election or election to the Board (as applicable) each of Mr. Victor Leventhal, who served a three-year term as external director in accordance with the provisions of the Companies Law (which expired on February 24, 2016), and Mr. Haim Shani, a new nominee, to serve as external directors of our Company for a three-year term, until May 5, 2019.

Biographical information with respect to each of Mr. Leventhal and Mr. Shani is set forth under the heading “Biographical Information concerning the Nominees (including nominees under Proposal 2 below) for Election at the Annual Meeting” in Proposal 1 above.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 2 at the Annual Meeting:

a.	RESOLVED, that the re-election of Mr. Victor Leventhal as an external director of the Company under the Companies Law, for a three-year term expiring on May 5, 2019, be, and hereby is, approved in all respects; and be it

b.	RESOLVED FURTHER, that the election of Mr. Haim Shani as an external director of the Company under the Companies Law, for a three-year term expiring on May 5, 2019, be, and hereby is, approved in all respects.

Required Vote

The election of each nominee as an external director pursuant to this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to that nominee (excluding abstentions). Under the Companies Law, the election of each nominee as an external director furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●

the majority voted in favor of the election of that nominee must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) (other than a conflict of interest that does not derive from ties with a controlling shareholder) in the election of that nominee that are voted at the meeting, excluding abstentions; or

●

the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election of that nominee must not exceed two percent (2%) of the aggregate voting rights in our Company.

A controlling shareholder and a shareholder that has a conflict of interest is qualified to participate in the vote on the election of the nominees. However, the vote of a controlling or conflicted shareholder will not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the election of each nominee, and failure to do so disqualifies the shareholder from participating in the vote on that nominee. In order to confirm that you lack a conflict of interest in the election of each nominee, and to therefore be counted towards the special majority required for the election of that nominee as an external director, you must check the box for that nominee under Proposal/Item 2C on the accompanying proxy card when you record your vote on Proposal 2. There are two boxes under Proposal/Item 2C, one for each of Proposal 2a (reelection of Victor Leventhal) and Proposal 2b (election of Haim Shani). You must check both boxes to confirm that you are not conflicted in the election of either nominee and to be counted towards the special majority required for the election of each such nominee.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against election of the nominee(s) (as appropriate), you should not check the relevant box(es) under Proposal/Item 2C on the enclosed proxy card and you should not vote on the election of the relevant nominee(s) under Proposal 2 via the proxy card. Instead, you should contact our Vice President of Investor Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the relevant nominee(s). In that case, your vote will be counted towards the ordinary majority required for the election of the nominee(s), but will not be counted towards the special majority required for election of that nominee. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Vice President of Investor Relations on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions electing Messrs. Leventhal and Shani as external directors of Stratasys Ltd.

PROPOSAL 3:
APPROVAL OF ANNUAL COMPENSATION PACKAGES TO THE INDEPENDENT (INCLUDING
EXTERNAL) DIRECTORS

Background

With a view towards creating uniform compensation packages, and upon the recommendation of the Compensation Committee of the Board, followed by the Board, our shareholders will be asked to approve an updated annual compensation package for the independent and non-executive (including external) directors of the Company in respect of their directorship services.

The nominees to whom the proposed compensation package would be paid initially (assuming their election as directors pursuant to Proposals 1 and 2) consist of the following individuals: Mr. Edward J. Fierko, Mr. John J. McEleney, Ms. Ziva Patir, Mr. Victor Leventhal and Mr. Haim Shani.

The proposed compensation package to which each such director would be entitled would consist of the following:

1.	Annual Payment: US$50,000, paid in equal installments on a quarterly basis.
2.	Equity Grants:
	a.	Options: grant of options to purchase 10,000 Ordinary Shares of the Company.
	b.	Exercise Price: equal to the fair market value of the average of the closing prices of an Ordinary Share of the Company of the trading days during the 30-day period following the date of the approval of such grant by the Company’s shareholders.
	c.	Vesting Schedule: the options shall vest equally on a monthly basis until the earlier of (i) the first anniversary of said grant and subject to continuous service of the applicable external or independent director, or (ii) at the end of the term of the applicable external or independent director at the next annual general meeting of the shareholders of the Company after said grant at which such director’s directorship may be extended or terminated (the “Full Vesting Date”), provided that all such options shall be fully vested at the Full Vesting Date.
	d.	Automatic Additional Grants: automatic additional grants shall be approved at the commencement of the term of each external and independent director, such that an additional 10,000 options shall be granted to each such continuing director on the first and second anniversaries of the commencement of such director’s term, contingent on the continued service of such director. Such additional grants shall have an exercise price equal to the fair market value of the average of the closing prices of an Ordinary Share of the Company of the trading days during the 30-day period following the first and second anniversaries, respectively, of the commencement of such director’s term, and shall vest in the same manner as specified in paragraph c above.
3.	Additional Fees:
	a.	Committee Service Annual Fee: US$2,500 for service on each committee of the Company’s board of directors.
	b.	Board and Committee Meeting and Written Consent Fees:
i.	US$1,500 per in person meeting;
ii.	US$375 per telephonic or video link meeting; and
iii.	US$325 per written consent;

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Annual Meeting:

RESOLVED, to approve in all respects the proposed annual compensation packages (including equity grants and per meeting fees) to the independent (including external) directors of the Company in respect of their directorship services described in Proposal 3 of the proxy statement with respect to the Annual Meeting.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for annual compensation packages for the independent (including external) directors of the Company in respect of their directorship services. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 3.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving annual compensation packages for the independent (including external) directors of the Company in respect of their directorship services.

PROPOSAL 4:
REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

At the Annual Meeting, and upon the recommendation of the Audit Committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2014 and 2015, the fees billed to us and our subsidiaries by the Auditors.

	Year ended
	December 31,
	2015	2014
Audit fees (1)	$972,988	$954,580
Audit-related fees (2)	-	304,600
Tax fees (3)	94,905	465,322
All other fees (4)	52,500	178,143
Total	$1,120,393	$1,902,645

(1)	Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees for assurance and related services rendered by our principal accountant that are reasonably related to the performance of its audit of our financial statements and that are not reported under “Audit-fees” above.

(3)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(4)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 4 at the Annual Meeting:

RESOLVED, that the Auditors be appointed as the independent auditors of the Company for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the Audit Committee, be authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the Audit Committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 4.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution appointing the Auditors as our independent auditors for the year ending December 31, 2016.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2015 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 21, 2016. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. This discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2015 Annual Report, which was filed with the SEC on March 21, 2016, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on March 31, 2016, we issued a press release and furnished a related Report of Foreign Issuer on Form 6-K publishing the notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
April 8, 2016